EXHIBIT 99.1

MAG Announces Second Quarter 2025 Production From Juanicipio

VANCOUVER, British Columbia, July 23, 2025 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or “MAG Silver”) reports production from Juanicipio (56% / 44% Fresnillo plc (“Fresnillo”) and MAG, respectively) for the second quarter (“Q2”) ended June 30, 2025. All results below on a 100% basis unless otherwise stated.

Safety incident: It is with deep sorrow that we confirm the tragic loss of a valued colleague in a fatal incident at Juanicipio in July. Our hearts go out to his family, friends, and teammates during this incredibly difficult time. Together with Fresnillo, we are offering our full support to those affected, including counseling services and other resources, and remain in close contact with the family to provide ongoing assistance. The safety and well-being of our people is our highest priority. Every team member deserves to return home safely at the end of each shift. In response to this tragedy, a full investigation was immediately launched to understand the circumstances surrounding the incident, and all relevant authorities were promptly notified. This loss is a stark and painful reminder of the critical importance of building a culture of safety in everything we do. We honour our colleague’s memory by strengthening our determination and processes to ensure that such a tragedy never happens again.

  Steady milling performance: The Juanicipio plant processed 343 thousand tonnes (“kt”) of ore in Q2, a slight increase over the prior quarter and consistent with nameplate capacity of 4,000 tonnes per day.
  Robust head grades: Silver head grade averaged 417 grams per tonne (“g/t”) during the quarter maintaining the top end of 2025 grade guidance with year-to-date silver head grade of 423g/t. Gold grades held steady, while lead and zinc grades improved materially, demonstrating the strength of Juanicipio’s polymetallic mineralization.
  Strong metal output: Preliminary Q2 production included 4.3 million ounces of silver and 10,465 ounces of gold. Lead and zinc production rose 9% and 21% quarter-over-quarter, respectively.
  H1 momentum maintained: First half 2025 production of 8.8 million ounces of silver and 20,663 ounces of gold positions Juanicipio well to meet full year production guidance. Comprehensive financial and operational results are expected to be released on August 11, 2025.

“Juanicipio continues to fire on all cylinders and continues to demonstrate its versatility as a high-quality, silver-dominant polymetallic operation,” said George Paspalas, MAG Silver’s President and CEO. “We delivered another strong quarter of consistent throughput, solid metal contributions, and silver grades right at the top end of our 2025 guidance range. However, the tragic fatality that occurred in July has deeply impacted all of us. While we are proud of the operational performance, our thoughts are foremost with the family, friends, and colleagues of our lost teammate. This painful loss reinforces the absolute importance of safety in everything we do. As we carry forward the positive momentum into the second half of the year, we do so with a renewed commitment to ensuring that every person goes home safely, every single day.”

Production highlights:

		Q2 2025	Q1 2025	% Chg	Q2 2024	% Chg	H1 2025	H1 2024	% Chg
Milling	kt	343	337	1.6%	337	1.8%	680	662	2.6%
Head grade
Silver	g/t	417	430	-3.0%	498	-16.3%	423	488	-13.3%
Gold	g/t	1.21	1.24	-2.4%	1.20	0.8%	1.23	1.26	-2.4%
Lead	%	1.71	1.61	6.2%	1.56	9.6%	1.66	1.45	14.5%
Zinc	%	3.34	2.9	15.2%	2.99	11.7%	3.12	2.74	13.9%
Production
Silver	koz	4,345	4,469	-2.8%	4,984	-12.8%	8,814	9,429	-6.5%
Gold	oz	10,465	10,198	2.6%	9,259	13.0%	20,663	19,186	7.7%
Lead[1]	klb	11,545	10,576	9.2%	9,956	16.0%	22,121	18,664	18.5%
Zinc[2]	klb	20,506	16,894	21.4%	18,850	8.8%	37,399	33,502	11.6%

1 Lead recovered to lead concentrate.
2 Zinc recovered to zinc concentrate.

Qualified Person: All scientific or technical information in this press release is based upon information prepared by or under the supervision of, or has been approved by Gary Methven, P.Eng., who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”). Mr. Methven is not independent as he is Vice President, Technical Services of MAG.

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a growth-oriented Canadian mining and exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is a top-tier primary silver mining company through its (44%) joint venture interest in the 4,000 tonnes per day Juanicipio Mine, operated by Fresnillo plc (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where in addition to mining and processing operations, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the 100% earn-in Deer Trail Project in Utah and the 100% owned Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 or “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All statements in this release, other than statements of historical facts are forward looking statements, including statements regarding: provisional estimates relating to production at Juanicipio for Q2 2025, including anticipated silver head grade and processing rates of development materials, future mineral production, and events or developments; the release of more comprehensive cost and production guidance on the timeline contemplated herein, if at all; the long term potential of the Juanicipio project; and the anticipated future delivery of consistent performance, optimized costs and shareholder value. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements identified herein include, but are not limited to, risks related to the control of Juanicipio cashflows and operations through a joint venture in which the Company is a non-operator; there being no guarantee of the surface rights for the Juanicipio property or in the Company’s ability to obtain and maintain all necessary licences and permits that may be required to carry out its business activities at the Juanicipio Mine; risks related to maintaining a positive relationship with the communities in which the Company operates; risks related to the Company’s decision to participate in the processing and production of the Juanicipio Mine; risks related to the limited operating history at Juanicipio; geotechnical risks associated with the operation of the Juanicipio Mine and related civil structures; labour risks; changes in applicable laws; risks to title, challenge to title or potential title disputes at Juanicipio; continued availability of capital and financing; and general economic, market or business conditions; political risk; currency risk; capital cost inflation and those other risks disclosed in MAG Silver’s filings with the Securities Exchange Commission and Canadian securities regulators. All forward-looking statements contained herein are made as at the date hereof and MAG Silver undertakes no obligation to update the forward-looking statements contained herein. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the internet at www.sedar.com and www.sec.gov.

For further information on behalf of MAG Silver Corp.
Contact Fausto Di Trapani, Chief Financial Officer

Phone: (604) 630-1399       Website: www.magsilver.com
Toll Free: (866) 630-1399   Email: info@magsilver.com